UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-40199

Greenbrook TMS Inc.

(Translation of the registrant’s name into English)

890 Yonge Street, 7th Floor

Toronto, Ontario

Canada M4W 3P4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Exhibits 1.1 and 5.1 included in this Form 6-K are incorporated by reference into the registrant’s registration statement on Form F-3 (File No. 333-264067).

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On July 13, 2023, Greenbrook TMS Inc. (the “Corporation”) filed a prospectus supplement, dated as of July 13, 2023 (the “Prospectus Supplement”) under its registration statement on Form F-3 (File No. 333-264067), in respect of an equity line financing with Alumni Capital LP (the “Offering”). The Prospectus Supplement included certain updated disclosures regarding the Corporation, in particular, in the sections captioned “Prospectus Supplement Summary—Recent Developments”, “Risk Factors”, “Capitalization” and “Dilution”. In addition, the Corporation is filing, as exhibits hereto, the purchase agreement in respect of the Offering and an opinion of counsel of Torys LLP. The Corporation is also furnishing a copy of the press release announcing the Offering.

This Report on Form 6-K does not constitute an offer to sell or a solicitation of an offer to buy any securities of the Corporation in any jurisdiction in which such offer, solicitation or sale would be unlawful.

EXHIBIT INDEX

The following documents, which are attached as exhibits hereto, are incorporated by reference herein:

Exhibit	Title
1.1	Purchase Agreement, dated July 13, 2023 between Greenbrook TMS Inc. and Alumni Capital LP

5.1	Opinion of Torys LLP

99.1	Press Release dated July 13, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREENBROOK TMS INC.

Date: July 13, 2023	By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President & CEO